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Luscar Ltd.

                LUSCAR SUSPENDS PRODUCTION AT OBED MOUNTAIN MINE

EDMONTON, March 25, 2003 Luscar Ltd. announced today, that it will suspend production at its Obed Mountain mine for an indefinite period beginning in April 2003. The decision has been made in response to an oversupply of thermal coal in international markets, which has significantly reduced prices. An orderly reduction of coal production at Obed Mountain mine will begin immediately, while steps are taken to idle equipment and operations.

"This decision has not been easy," said Reg Toliver, president and chief executive officer of Luscar Ltd. "Employees at Obed Mountain mine have worked hard to reduce costs and improve efficiencies. However, it is a necessary move, as the mine cannot operate at the very low prices we are experiencing in export thermal coal markets. We intend to pursue other opportunities to market coal from Obed and may resume production if such opportunities offer long-term viability."

Employees will receive severance payments and outplacement counseling to assist in the transition to alternative employment. A limited number of employees will be retained to continue land reclamation activity for those areas not required for future mining. Luscar expects that its first quarter results will include a provision of approximately $6.3 million for severance and other costs associated with the decision to suspend operations.

Obed Mountain mine has a workforce of about 110 people. Located 30 kilometers west of Hinton, the mine began operations in 1984 and serves domestic and international customers. In 2002, Obed Mountain produced 1.1 million tonnes of bituminous thermal coal.

Luscar also announced a planned three-week temporary shutdown at its Coal Valley mine near Edson, Alberta to be scheduled in April. This measure has been taken to reduce coal inventory levels as sales volumes are expected to be higher during the second half of 2003.

Export market conditions do not impact the balance of Luscar's business, the majority of which is to supply coal to domestic power stations under long term contracts.

Luscar Ltd. is owned by the Luscar Energy Partnership (LEP) partnership of Sherritt International Corporation and Ontario Teachers' Pension Plan. During 2002, LEP reported revenues of $597 million and net earnings of $32.3 million, on shipments of 36 million tonnes. Luscar is Canada's largest coal producer and operates 10 thermal coal mines in Alberta and Saskatchewan, primarily serving local electrical utilities. Luscar also produces value-added products related to its coal mining operations, including char sold to charcoal briquette manufacturers and humalite products sold to agricultural, environmental and industrial users.

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For more information:
Joanne Miller, Director, Public Relations  (780) 420-4087